NO ACT

PE
8-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

09012323

August 21, 2009

eceived SEC
AUG 21 2009
Washington, DC 20549

Act 1934
Section
Rule 14e-1(b)
Public
Availability August 21, 2009

Alan Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Re: **Citizens Republic Bancorp, Inc. – Exchange Offer**

Dear Mr. Sinsheimer:

We are responding to your letter dated August 21, 2009 addressed to Nicholas P. Panos, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Securities and Exchange Commission take enforcement action under Rule 14e-1(b) under the Securities Exchange Act of 1934 if the Offeror conducts the Exchange Offer by using the pricing mechanism and stating the amount of securities sought as described in your letter. In issuing this no-action position, we considered the following facts, among others:

- the Offeror discloses a specified dollar value of its Common Shares issuable for each Subject Security accepted for exchange;

- the formula for determining the number of Common Shares to be issued in exchange for Subject Securities, the cap on the consideration and the method for determining the prioritization of acceptances have been disclosed in the offering materials disseminated to security holders; the formula, cap and the prioritization of acceptances will remain fixed throughout the duration of the Exchange Offer; and, if there is a change in the formula, cap or the prioritization of acceptances, the Exchange Offer will remain open for at least 10 business days;

- the Common Shares offered as consideration in the Exchange Offer and used as the reference security in the pricing mechanism are listed on the Nasdaq Global Select Market;

- the Offeror has published on a website maintained for the Exchange Offer the daily indicative calculated per share values and exchange ratios and has provided a toll-free number that its security holders can use to obtain Exchange Offer pricing related information;

- the Offeror will publish the final exchange ratio on the Exchange Offer website and in a press release no later than 4:30 p.m., New York City time, on the expiration date of the Exchange Offer, and electronically file that information pursuant to Rule 165 on Form 425;

- the Offeror will make available forms of VOI and notice of withdrawal in its printed materials and on the Exchange Offer website, will permit tenders and withdrawals to be made until 11:59 p.m. on the expiration date, and has disclosed the procedures for making tenders and withdrawals in the offering materials disseminated to security holders;

- the Offeror will use a proration mechanism to determine the exact amount of tendered Subject Securities to be accepted for exchange in the event that accepting the total number of Subject Securities tendered would necessitate the issuance of shares in excess of the maximum amount available for payment; and

- the Exchange Offer discloses that the Offeror is seeking to buy up to all of the Subject Securities, subject to certain terms and conditions being satisfied.

The foregoing no-action position is based solely on your representations and the facts presented in your letter dated August 21, 2009 as supplemented by telephone conversations with the staff. Any different facts or circumstances may require a different conclusion. This relief is strictly limited to the application of Rule 14e-1(b) to the Offeror's use of the pricing mechanism and disclosure regarding the amount of securities sought. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented. The Offeror should discontinue the Exchange Offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 and Rule 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in the Exchange Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the Exchange Offer may raise, including any questions relating to the adequacy of the disclosure regarding, compliance with the Form S-4 item requirements concerning, and the applicability of the Securities Act of 1933 or any other federal or state laws to, the pricing mechanism, the amount of securities sought or the Exchange Offer.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

Rule 14e-1(b)
Securities Exchange Act of 1934

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

August 21, 2009

Office of Mergers and Acquisitions, Division of Corporation Finance,
Securities and Exchange Commission,
Mail Stop 3628,
100 F. Street, N.E.,
Washington, D.C. 20549-3628.

Attention: Nicholas P. Panos, Senior Special Counsel

Re: **VWAP Pricing in Exchange Offer by Citizens Republic Bancorp, Inc.**

Dear Mr. Panos:

Citizens Republic Bancorp, Inc. (the "Offeror") has commenced offers (collectively, the "Exchange Offer") to issue common shares of the Offeror ("Common Shares")[1] in exchange for outstanding securities of the Offeror (the "Subject Securities").[2] Morgan Stanley & Co. Incorporated (as sole arranger and lead manager) and Keefe, Bruyette & Woods, Inc. are acting as dealer managers. The Offeror has filed a registration statement on Form S-4 under the Securities Act of 1933 (the "1933 Act") to register the issuance of Common Shares in the Exchange Offer.

We are writing to request that the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend that the SEC take enforcement action against the Offeror pursuant to Rule 14e-1(b) under the 1934 Act if

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1 The Common Shares are listed on the Nasdaq Global Select Market.

2 The Subject Securities are non-convertible subordinated notes and trust preferred securities of the Offeror issued under indentures qualified under the Trust Indenture Act of 1939 and are therefore interpreted as debt for purposes of the tender offer rules. The Exchange Offer is thus subject to Rule 14e-1(b) but not Rule 13e-4 or Regulation 14D under the Securities Exchange Act of 1934 (the "1934 Act").

the Offeror (a) uses the averaging period and pricing mechanism described below to determine the final exchange ratios in the Exchange Offer[3] and (b) specifies the amount of Subject Securities of each class sought in the Exchange Offer in the manner described below.

I. The Exchange Offer

The Offeror's basic goal in the Exchange Offer is to acquire Subject Securities at a specified price per Subject Security,[4] payable in Common Shares valued by reference to Average VWAP. Thus, the prospectus for the Exchange Offer does not disclose a fixed number of Common Shares that will be issued in exchange for each Subject Security accepted for exchange. Rather, the prospectus discloses the manner in which that exchange ratio will be determined. In particular, the prospectus discloses that for each Subject Security accepted for exchange in the Exchange Offer, the Offeror will issue Common Shares having a value (based on their Average VWAP) equal to the applicable fixed dollar amount specified for that Subject Security in the prospectus at the time the Exchange Offer launched.[5] "Average VWAP" is the simple arithmetic average of daily VWAP over an averaging period of five trading days ending on the day the

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3 The preliminary prospectus for the Exchange Offer defines the averaging period for the Exchange Offer pricing mechanism as the five trading days ending on the second trading day before the day the Exchange Offer expires. We believe existing Staff interpretations, no-action letters and market practice permit the use of that averaging period for a transaction like this. If the Staff grants the relief we are requesting in this letter, the Offeror plans to amend its registration statement in order to change the definition of the averaging period so that it covers the five trading days ending on the day the Exchange Offer expires. In the remainder of this letter, the prospectus and the terms of the Exchange Offer we describe will reflect that amendment.

4 When we refer in this letter to a price or value "per Subject Security" or "for each Subject Security," we mean a price or value per $1,000 principal amount of subordinated notes or $25 liquidation amount of trust preferred securities, as the case may be.

5 The fixed dollar amount the prospectus discloses for trust preferred securities is higher for trust preferred securities tendered before an "early tender premium deadline" than it is for trust preferred securities tendered after that deadline. The Exchange Offer will be open for at least twenty business days, and the early tender premium deadline fell on the tenth business day.

Exchange Offer expires, and daily VWAP for any day is the per share volume-weighted average price of the Common Shares in trades that take place from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time) on that day as displayed on an appropriate page of Bloomberg specified in the prospectus.

The prospectus for the Exchange Offer discloses that the Offeror is offering to acquire up to all of the Subject Securities of each class, but it goes on to disclose that the Offeror will not issue more than 500 million Common Shares pursuant to the Exchange Offer. The prospectus states that if accepting for exchange all Subject Securities tendered into the Exchange Offer would cause the Offeror to exceed this limit, the Offeror will first accept subordinated notes before accepting any trust preferred securities and will, if accepting all tendered Subject Securities of the last class being accepted (the subordinated notes or the trust preferred securities, as the case may be) would cause the Offeror to exceed this limit, accept tenders of Subject Securities of that last class on a pro rata basis.[6] [7] [8]

The prospectus includes a link to a webpage that provides updated indicative exchange ratios during the Exchange Offer. In particular:

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6 Unless the price of the Common Shares drops substantially from current levels, the Offeror will be able to acquire all Subject Securities tendered – even if 100% of each class of Subject Securities are tendered – without any proration (although we believe the relief sought in this letter would be appropriate even if this were not the case).

7 This approach in which an offeror prioritizes acceptances of different classes of securities in an exchange offer and prorates acceptances for the lowest priority class accepted is sometimes referred to as a waterfall structure, because the consideration flows first to the first priority securities and only the remaining consideration flows to lower priority securities.

8 The prospectus also prominently states that the Offeror will only accept from a tendering holder that amount of tendered trust preferred securities that, together with the Common Shares beneficially owned by such holder immediately prior to consummation of the Exchange Offer, does not result in the holder beneficially owning 20% or more of the Common Shares outstanding immediately after consummation of the Exchange Offer. Trust preferred securities not accepted as a result of this limit will for all purposes (including without limitation for purposes of determining proration factors) be deemed not to have been validly tendered in the first place.

- By 4:30 p.m. (New York City time) on each trading day before the first day of the VWAP averaging period, the webpage will show indicative Average VWAP and resulting indicative exchange ratios calculated as though that day were the last day of the Exchange Offer (i.e., it will show indicative Average VWAP for that day and the preceding four trading days and the resulting indicative exchange ratios).[9]

- During the VWAP averaging period, the webpage will show indicative Average VWAP and resulting indicative exchange ratios using cumulative actual trading data, updated every three hours starting at 10:30 a.m. (New York City time) on each trading day,[10] as follows:

  - On the first trading day of the averaging period, the webpage will show indicative Average VWAP and resulting indicative exchange ratios that reflect the actual intra-day volume-weighted average price during the elapsed portion of that day.

  - On each subsequent trading day of the averaging period, the webpage will show indicative Average VWAP and resulting indicative exchange ratios that reflect the simple arithmetic average of VWAP on the preceding trading days of the averaging period and the actual intra-day volume-weighted average price during the elapsed portion of that subsequent day, weighting VWAP for each preceding trading day in the period the same as such actual intra-day volume-weighted average price. For example, at any time during the fifth trading day of the averaging period the webpage will show indicative Average VWAP equal to (a) the combined VWAP for the preceding four trading days plus the actual intra-day volume-weighted average price during the elapsed portion of the last trading day *divided by* (b) five, as well as the resulting indicative exchange ratios.

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9 The webpage became functional about a week and a half after launch but more than twenty business days before expiration of the Exchange Offer.

10 While indicative Average VWAP and exchange ratios will be updated every three hours during the VWAP averaging period, that information will reflect a 20-minute delay in the reported pricing information due to restrictions on publication of real-time price and volume data.

- Each time the webpage is updated, it will also show the last closing price (or, after the averaging period starts, a reasonably current market price) for the Common Shares.[11]

The prospectus also discloses a toll-free telephone number that holders can use to contact the information agent for the Exchange Offer and obtain the same information that is posted on the webpage.

The Offeror will announce the final exchange ratios for each Subject Security (in the case of trust preferred securities, one for holders who tender before the early tender premium deadline and another for holders who tender after that deadline) by press release and on the webpage no later than 4:30 p.m. (New York City time) on the final trading day of the Exchange Offer, and will file pursuant to Rule 425 under the 1933 Act on that day (as required by Rule 165 under the 1933 Act) a notice specifying those exchange ratios.

Holders have withdrawal rights until the Exchange Offer expires.

Since the Exchange Offer expires at 11:59 p.m. (New York City time) on the last day of the VWAP averaging period – at least 7.5 hours after the Offeror announces the final exchange ratios – holders will have an opportunity for last-minute tenders and withdrawals. In this regard, we note the following:

- DTC remains open until 5:00 p.m. (New York City time), enabling holders to tender or withdraw Subject Securities in that system for at least 30 minutes after the Offeror announces the final exchange ratios.

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11 We do not think it would be useful for the webpage to include regularly updated trading prices for the Subject Securities since (a) the Subject Securities that are subordinated notes are not listed, there is no other established public market for them, the trading market for them is not active, prices reported for them by Bloomberg and other pricing services are sporadic and as a result we question whether updated trading prices for them would be meaningful and (b) the Subject Securities that are trust preferred securities are listed on the New York Stock Exchange but their trading prices will be strongly affected by the value of the Common Shares the Offeror is offering to exchange for them. In this regard, we note that there is no requirement for an offeror in a typical cash tender offer for debt securities to provide updated trading prices for the subject debt, and we see no policy reason why an exchange offer should be treated differently in this regard.

- Between 5:00 p.m. (New York City time) and 11:59 p.m. (New York City time) on the day the Exchange Offer expires, Holders will be able to tender by faxing voluntary offering instructions (VOIs), and will be able to withdraw tenders by faxing notices of withdrawal. Those tenders and withdrawals will be reflected when DTC's system reopens the morning after the Exchange Offer expires.

- The Offeror will make available forms of VOI and notice of withdrawal both in printed materials and via the Exchange Offer website, and the prospectus explains the procedures for after hours tenders and withdrawal – including the times and methods by which tenders and withdrawals must be made.

II. Discussion Relating to Averaging Period and Pricing Mechanism

The Offeror will, as described above, set the exchange ratios in the Exchange Offer in a simple, easy to understand and transparent fashion. Holders of Subject Securities at all times from the start of the Exchange Offer know the value offered for each Subject Security exchanged,[12] as well as the exact mechanism for determining the final exchange ratios.[13] They have free and ready access to updated indicative exchange ratios and time to tender or withdraw their Subject Securities after the final exchange ratios are announced, enabling them to make informed decisions about whether or not to tender.

We believe that the proposed pricing mechanism complies with the applicable rules, is not coercive or unfair and should be permitted. We further believe that holders expect to receive a specified value per Subject Security exchanged and that imposing an arbitrary multi-day time delay between the time that final exchange ratios are determined and expiration of the Exchange Offer will interfere with that expectation

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12 It is possible that the closing price of the Common Shares on the date the Exchange Offer expires may differ significantly from the Average VWAP used to value the Common Shares issued in the Exchange Offer, but we believe that the use of a VWAP averaging period that ends on the last day of the Exchange Offer provides a reasonable balance between the objectives of providing the most current pricing practicable and reducing price distortions that could occur if prices were established at a single point in time.

13 Although the Offeror plans to amend the registration statement to change the averaging period to the period described herein if the Staff grants the relief requested in this letter, the Exchange Offer will remain open for at least ten business days from the date of announcement of that amendment.

(increasing the chance that the value delivered at expiration will differ substantially from the expected amount) and is not necessary for the protection of investors.

Below we set forth additional reasons why the mechanism complies with the applicable rules and should be permitted.

Rule 14e-1(b) under 1934 Act

Rule 14e-1(b) under the 1934 Act requires a tender offer to remain open for at least ten business days after the bidder announces a change in "the consideration offered." In our view, the consideration offered for each Subject Security in the Exchange Offer is a fixed value per Subject Security (in the case of trust preferred securities, one for holders who tender before the early tender premium deadline and another for holders who tender after that deadline), payable in Common Shares that will be valued based on Average VWAP over the averaging period. The Offeror announced that consideration at commencement of the Exchange Offer, and we do not believe the setting of a final exchange ratio on the last day of the Exchange Offer will be a change in "the consideration offered" within the meaning of Rule 14e-1(b).[14]

Section 14(e) of 1934 Act

Section 14(e) of the 1934 Act prohibits bidders from omitting to state any material fact necessary in order to make the statements made in connection with a tender offer, in the light of the circumstances under which they were made, not misleading. For the same reasons we discuss above with respect to Rule 14e-1(b), we believe the Exchange Offer prospectus -- by describing the manner in which the exchange ratios will be calculated –includes a full description of the consideration offered and that the absence of specific exchange ratios is not an omission of a material fact that would violate Section 14(e).

While we understand that some holders may have an interest in the number of Common Shares they will receive in the transaction (and the number of votes and percentage of the class that that number represents) – especially holders focused on whether participation may trigger filing requirements or other regulatory consequences – we believe that many holders will be indifferent to the exact number of Common Shares they will be receiving so long as they receive the intended value disclosed in the prospectus. In addition, we note that in any event holders have access throughout the

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14 Of course, a change in the formula pursuant to which a final exchange ratio is determined in the Exchange Offer would be a change in the consideration offered within the meaning of Rule 14e-1(b).

Exchange Offer to regularly updated indicative exchange ratios (based on then current prices) by clicking a link to a website or calling a toll-free number specified in the prospectus, and will have access to the final exchange ratios by 4:30 p.m. (New York City time) on the last day of the Exchange Offer. With knowledge of these exchange ratios, a holder can easily determine (a) throughout the Exchange Offer an indicative number of Common Shares the holder can expect to receive if the holder participates in the transaction (based on the applicable indicative exchange ratio) and (b) at and after 4:30 p.m. (New York City time) on the last day of the Exchange Offer the actual number of Common Shares the holder will receive if the holder participates in the transaction (based on the applicable final exchange ratio). A holder who is particularly sensitive to the number rather than just the value of the Common Shares receivable in the transaction will have at least 7.5 hours to tender or withdraw a tender after the final exchange ratios are announced.

In addition, holders are able to call the lead dealer manager for the Exchange Offer toll-free if they have questions about the terms of the Exchange Offer.

Paragraph 16 of Schedule A and Item 4 of Form S-4 under 1933 Act

Paragraph 16 of Schedule A under the 1933 Act requires a prospectus for an exchange offer to specify "the price at which it is proposed that the security shall be offered to the public or the method by which such price is computed," and Item 4 of Form S-4 under the 1933 Act requires a prospectus for an exchange offer to include "a summary of the material features of the proposed transaction" and "[a] brief summary of the terms of the acquisition agreement." Here again, we believe the disclosure in the prospectus fully defines the method by which the price will be determined as required by paragraph 16 of Schedule A as well as the material features and terms of the Exchange Offer as required by Item 4 of Form S-4. [15]

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15 We note that Item 501 of Regulation S-K under the 1933 Act is applicable to the Exchange Offer as a result of Item 1 of Form S-4 under the 1933 Act. We further note that Item 501(b)(3) of Regulation S-K requires disclosure of the price to the public on the outside cover page of a prospectus offering securities for cash. We do not believe that requirement applies to the Exchange Offer because the Exchange Offer is not an offering of securities for cash. However, if that requirement were deemed to apply, we believe the disclosure describing the exchange ratio formula that appears on the outside cover page of the prospectus would satisfy it.

Comparison to Fixed Value (Floating Exchange Ratio) Stock-for-Stock Mergers

Many stock-for-stock mergers are conducted on a fixed value (floating exchange ratio) basis where the exchange ratio is determined by reference to the volume-weighted average price of the common stock of the acquiring company during a specified averaging period. The date on which stockholders of the target company meet to vote on the merger – analogous to the expiration date in an exchange offer – is the date that stockholders make their collective investment decision as to whether to accept common shares of the acquiring company in the transaction.

Frequently, the averaging period for these types of transactions runs well beyond the meeting date,[16] and as a result stockholders make their investment decision before knowing the actual number of common shares of the acquiring company they will receive in the merger. We think that practice makes sense: the business objective is for the holders to get a fixed value at or around the time of the merger and locking in the exchange ratio ahead of time would interfere with that objective. We think the same rationale would support the use of the pricing mechanism for the Exchange Offer described herein.

We acknowledge that the tender offer rules address competing concerns that are not identical to those in a merger. In particular, we understand that the tender offer rules seek to combat practices not ordinarily present in the merger context that could be viewed as coercive or unfair. We believe, however – as mentioned earlier – that the pricing approach for the Exchange Offer described herein is transparent, consistent with the interests of holders and in no way coercive or unfair. Thus, although we agree that mergers and tender offers do not present identical issues, we think practice in the merger area provides analogical support for our approach on this tender offer question.[17]

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16 This is especially true for mergers of regulated companies like banks and utilities, since the meeting date for those mergers is typically long before the transaction receives the regulatory approvals needed for closing.

17 We note that the SEC has in other contexts sought to put mergers and tender offers on similar footing. For example, in a November 1, 2006 release announcing amendments to the best-price rule intended to eliminate a disincentive to the use of tender offers in favor of statutory mergers, the SEC stated: "We believe that the interests of security holders are better served when all acquisition structures are viable options. We intend for the amendments we are adopting today to alleviate this regulatory disincentive."

Building off of Prior No-Action Letters

In a letter for Lazard Frères & Co. (August 11, 1995), the Staff concurred in counsel's view that the use of a formula to determine the exchange ratio for a fixed value (floating exchange ratio) stock-for-stock exchange offer complies with Rule 14e-1(b) under the 1934 Act. The type of exchange offer described in that letter was similar to the Exchange Offer described in this letter: each describes an offer to acquire subject securities at a specified price per security, payable in common stock of the acquiring company valued based on trading prices for that common stock over a specified averaging period. That letter indicates that in appropriate circumstances (and with appropriate safeguards) the setting of the final exchange ratio pursuant to a formula fully defined at commencement of the offer will not violate Rule 14e-1(b) under the 1934 Act.

The averaging period for the type of exchange offer described in the Lazard Frères letter would expire at least two trading days before the day the offer expires while the proposed averaging period for the Exchange Offer would expire on the day the offer expires, but in no-action letters for McDonalds Corporation (September 27, 2006), Weyerhaeuser Company (February 23, 2007), Halliburton Company (March 23, 2007) and Kraft Foods Inc. (July 1, 2008), the Staff granted no-action relief relating to Rule 14e-1(b) under the 1934 Act permitting companies involved in split-off exchange offers to price the common shares being offered and the common shares being acquired based on volume-weighted average prices over a two or three trading day averaging period ending on the last day of the applicable exchange offer. We believe the rationale for those letters provides strong analogical support for the pricing mechanism described herein. The following are quotes from the inquiries requesting those no-action letters setting forth a number of rationales, followed in each case by our thoughts as to how that rationale applies to the pricing mechanism described herein:

- "We believe that the [pricing mechanism] is consistent with the protection of investors because it results in a fixed, constant dollar value exchange (subject to the limit on the exchange ratio described above) and provides greater certainty about the ultimate return to investors and absolute certainty about the maximum number of shares of [the stock being offered] per [security being tendered]."
    - The pricing mechanism described herein also:
        - results in a fixed, constant dollar value exchange (for each Subject Security exchanged, holders will receive Common Shares with an Average VWAP value equal to the applicable fixed amount disclosed in the prospectus) and

- provides greater certainty about the ultimate return to investors (again, for each Subject Security exchanged, holders will receive Common Shares with an Average VWAP value equal to the applicable fixed amount disclosed in the prospectus).

  - Although the Offeror does not plan to provide for a maximum number of Common Shares offered per security tendered, we don't think the underlying rationale for the no-action letters depended in any way on the existence of exchange ratio caps.

- "The [pricing mechanism] allows investors to better predict the value they will receive in the Exchange Offer than would an offer using the traditional pricing method of a fixed exchange ratio."

  - In the same way, the pricing mechanism described herein allows investors to better predict the value they will receive in the Exchange Offer – Common Shares with an Average VWAP value equal to the applicable specified amount for each Subject Security exchanged – than would a fixed exchange ratio.

- "In fixed-ratio offers, the return to investors depends on the value at offer expiration of both what is offered and what is tendered. These values fluctuate independently and without constraint during the offer period, and an investor only realizes the actual discount or premium initially embedded in the exchange offer if the prices of the underlying stocks on offer expiration are equal to their prices at the offer's inception."

  - If the Offeror were to conduct a fixed-ratio offer, the value offered would likewise fluctuate without constraint, and an investor would only realize the actual discount or premium initially embedded in the Exchange Offer if the price of the Common Shares at expiration were equal to the price at inception.

- "While 'day 18' formula-based exchange ratios provide benefits relative to traditional fixed-ratio offers, the values of both what is sought and what is offered still fluctuate without limit during the last two days of the offer period."[18]

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18 This language in the McDonalds, Weyerhaeuser, Halliburton and Kraft Foods no-action letters refers to a relatively routine exchange offer practice – approved in a line of no-action letters that includes TXU Corp. (September 13, 2004) and Proctor & Gamble Co. (October 8, 2008) as well as the Lazard Frères letter referred to above – where the bidder calculates the exchange ratio based on prices during an averaging period that ends two business days before expiration.

- o If the Offeror had to lock in the exchange ratio two business days before expiration, the value to investors would still fluctuate without limit during the last two business days and may end up being materially different from the value the investors and the Offeror expect.

We acknowledge that (a) the subject securities described in the Lazard Frères, McDonalds, Weyerhaeuser, Halliburton and Kraft Foods letters were equity securities while the Subject Securities are not and (b) the offers described in those letters were subject to Regulation 14D or Rule 13e-4 under the 1934 Act while the proposed Exchange Offer is not. We do not believe there is a policy reason to limit the use of the pricing mechanism described herein to subject securities that are equity securities or offers that are conducted under Regulation 14D or Rule 13e-4. The aim of the business deal is to offer a fixed value per Subject Security, and that aim has nothing to do with whether the Subject Securities are equity securities or Regulation 14D or Rule 13e-4 applies to the transaction.

We further acknowledge that the subject securities described in the Lazard Frères, McDonalds, Weyerhaeuser, Halliburton and Kraft Foods letters were listed while some of the Subject Securities (the subordinated notes) are not. The Lazard Frères letter expressed a belief that because the securities of the hypothetical acquirer and target it described would both be listed, "the opportunity to manipulate the prices of such securities is minimized." This suggests a concern that prices of unlisted securities might be easier to manipulate (due to the absence of direct supervision by market authorities) in a way that might lower the exchange ratio the formula produces to the disadvantage of investors. We note, however, that the formula that will determine the exchange ratio for the subordinated notes in the Exchange Offer depends only on the price of the Common Shares (a listed security). That formula does not depend in any way on the price of the subordinated notes. Because the pricing mechanism described herein depends only on the price of the listed security being issued in the exchange, and the price of that security is subject to oversight by market authorities, we see no policy reason to limit the use of that pricing mechanism to subject securities that are listed.

III. Discussion Relating to Amount of Subject Securities Sought

Rule 14e-1(b) under the 1934 Act prohibits a person making a tender offer from changing the percentage of the class of securities being sought unless the offer remains open for at least ten business days from the date the change is announced. That rule restricts the way an offeror may amend a tender offer and does not explicitly dictate any required disclosure, but the rule would appear to imply that the disclosure must define the precise amount of securities sought in some manner in order to determine when a change in the percentage sought would call the rule into play.

The prospectus for the Exchange Offer discloses that the Offeror is offering to acquire up to all of the Subject Securities of each class, but it goes on to disclose that the Offeror will not issue more than 500 million Common Shares pursuant to the Exchange Offer and – if acceptance of all validly tendered Subject Securities would cause the Offeror to exceed the limit – it sets forth a clear method for determining the precise amount of validly tendered Subject Securities of each class that the Offeror will accept: the Offeror will first accept validly tendered subordinated notes before accepting any validly tendered trust preferred securities and will, if accepting all validly tendered Subject Securities of the last class being accepted (the subordinated notes or the trust preferred securities, as the case may be) would cause the Offeror to exceed the limit, accept valid tenders of Subject Securities of that last class on a pro rata basis.[19]

Under this structure, the possibility that the Offeror may prorate acceptances of Subject Securities of a given class – and thereby accept less than all Subject Securities tendered – is a function of three factors:

- **Average VWAP of the Common Shares**: A higher Average VWAP (which translates to lower final exchange ratios) leaves room for the Offeror to acquire a greater amount of Subject Securities without proration and conversely a lower Average VWAP (which translates to higher final exchange ratios) leaves room for the Offeror to acquire a lower amount of Subject Securities without proration.

- **Percentage of the class tendered**: The Offeror will only need to prorate acceptances of a class of Subject Securities if the percentage validly tendered is high enough so that acceptances of all valid tenders of Subject Securities of that class would cause the Offeror to exceed the limit of 500 million Common Shares. And of course, if Average VWAP is high enough to assure the Offeror would be able to acquire all Subject Securities without proration, there will be no proration regardless of the percentage of either class tendered.

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19 As we note earlier, the prospectus prominently states that the Offeror will only accept from a tendering holder that amount of tendered trust preferred securities that, together with the Common Shares beneficially owned by such holder immediately prior to consummation of the Exchange Offer, does not result in the holder beneficially owning 20% or more of the Common Shares outstanding immediately after consummation of the Exchange Offer. Trust preferred securities not accepted as a result of this limit will for all purposes (including without limitation for purposes of determining proration factors) be deemed not to have been validly tendered in the first place.

- **In the case of the trust preferred securities, percentage of the subordinated notes tendered**: Since the Offeror will accept all valid tenders of subordinated notes (the higher priority Subject Securities) first before accepting any valid tenders of trust preferred securities (the lower priority Subject Securities), a lower percentage of subordinated notes validly tendered will leave room for the Offeror to acquire a greater amount of trust preferred securities without proration and conversely a higher percentage of subordinated notes validly tendered will leave room for the Offeror to acquire a lower amount of trust preferred securities without proration. Here again, if Average VWAP is high enough to assure the Offeror would be able to acquire all Subject Securities without proration, there will be no proration regardless of the percentage of either class tendered.

Thus, depending on Average VWAP of the Common Shares (and the resulting exchange ratios) as well as the percentage of Subject Securities of each class validly tendered, the Offeror may or may not be able to accept 100% of the Subject Securities of each class validly tendered. For this reason, the prospectus states that the Exchange Offer is for 'up to all' (rather than 'any and all') of the Subject Securities of each class (and then explicitly states the limit on consideration the Offeror will issue in the transaction and the method for determining the precise amount of validly tendered Subject Securities of each class the Offeror will accept at expiration). Although it may be possible to argue to the contrary (and for that reason we are asking for the relief relating to the amount of Subject Securities sought set forth in this letter), we do not believe that this manner of defining the amount of Subject Securities of each class the Offeror seeks is inconsistent with the underlying premise of Rule 14e-1(b) under the 1934 Act. In particular, we do not believe that the determination at the end of the Exchange Offer of the precise amount of validly tendered Subject Securities of each class that the Offeror will accept – pursuant to a clear and unambiguous method set forth in full in the prospectus – will be a change in "the percentage of the class of securities being sought" within the meaning of Rule 14e-1(b).[20] We believe this manner of specifying the amount of Subject Securities of each class sought in the Exchange Offer complies with applicable rules, is not coercive or unfair and should be permitted. In this regard, we note that:

- The prospectus prominently discloses the cap on consideration at the outset – as well as the prioritization of acceptances the Offeror will employ if it hits that cap – in a simple, easy to understand and transparent fashion.

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20 Of course, a change in the limit of 500 million Common Shares (or in the acceptance priority level of either class of Subject Securities) would be a change in the percentage of the class of securities being sought within the meaning of Rule 14e-1(b).

- The Offeror has clearly and unambiguously defined the method for determining the precise amount of validly tendered Subject Securities of each class that it will accept. Assuming the Offeror does not change that method, we don't think the application of that method at expiration is a "change" in the percentage of the class of securities being sought within the meaning of Rule 14e-1(b) under the 1934 Act.

- As mentioned earlier, we believe the disclosure in the prospectus fully defines the material terms and features of the Exchange Offer as required by Item 4 of Form S-4 under the 1933 Act.

- For the protection and fair treatment of investors, the Offeror will prorate acceptances of validly tendered Subject Securities within any class of Subject Securities accepted in the Exchange Offer.

- Pursuant to Rule 162 under the 1933 Act, the Offeror will provide withdrawal rights and allow withdrawals until 11:59 p.m. (New York City time) on the last day of the Exchange Offer.

- The Offeror will announce the final exchange ratios by 4:30 p.m. (New York City time) on the last day of the Exchange Offer, and those ratios will give holders a better sense of the likelihood of proration. After that announcement, holders will still have at least 7.5 hours to tender or withdraw their tenders.

- The possibility that the limit on consideration offered and the prioritization of acceptances may prevent the Offeror from acquiring any trust preferred securities is a term of the Exchange Offer that is analogous to a validly included condition which, if not satisfied, would relieve the offeror of its obligation to complete a tender offer.[21] Since (a) an offeror is permitted to subject an exchange offer to any condition that is clearly disclosed (so long as satisfaction is objectively determinable and outside the control of the offeror), (b) the prospectus for the Exchange Offer clearly discloses as a term of the transaction that the Offeror will not acquire any trust preferred securities (the lowest priority class of Subject Securities) if it has already issued 500 million Common Shares in exchange for subordinated notes (the highest priority class of Subject Securities) and (c) whether that term results in the Offeror not acquiring any trust preferred securities is objectively determinable and outside the control of the Offeror, we do not view it as objectionable that the cap might (as a result of the final

21 We point out that this term could easily have been written as a 'condition' to the exchange offer for the trust preferred securities without changing the substance of the transaction.

exchange ratios and the percentage of subordinated notes tendered) prevent the Offeror from acquiring any trust preferred securities.

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If you have any questions about this request or need any further information, please feel free to call me at 212-558-3738.

Very truly yours,

Alan Sinsheimer

cc: David L. Orlic. Esq. (Securities and Exchange Commission)